Exhibit 99.3

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

16 June 2020

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of dealings in Rio Tinto plc shares by PDMR and both ASX and the LSE of dealings by PDMR in Rio Tinto Limited securities.

On 16 June 2020, the following PDMR sold shares as follows:

Security	Name of PDMR	Number of shares sold	Price per shareAUD$
Rio Tinto Limited shares	Arnaud Soirat	9,500	98.700480

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 71988	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404